EX-1 5 proxyvoting.htm

MILLENNIUM INVESTMENT & ACQUISITION COMPANY INC.

PROXY POLICY & VOTE PROCEDURES

(Effective January 17, 2008)

I.

VOTING POLICY AND GUIDELINES

Millennium Investment & Acquisition Company Inc. (“MIAC”) believes it has a fiduciary obligation to vote its clients’ proxies in favor of the economic interest of shareholders. MIAC’s officers have a fiduciary responsibility that includes protecting and enhancing the economic interests of shareholders. The following guidelines have been established to assist the appropriate officers (the “Officers”) in evaluating relevant facts and circumstances that will enable the Officers to vote in a manner consistent with their fiduciary responsibility.

ROUTINE MANAGEMENT PROPOSALS

Election of Directors	Case by Case

The Officers operate on a belief that the structure and functioning of a company’s board of directors are critical to that company’s economic success, and therefore board-related issues are treated in a separate section below.

Appointment of Auditors	Approve

Fix Auditor Remuneration	Approve

Approval of Audited Financial Statements	Approve

Set/Eliminate Dividends	Approve

Grant Board Authority to Repurchase Shares	Approve

Approve Stock Splits or Reverse Stock Splits	Approve

Change Name of Corporation	Approve

Eliminate Preemptive Rights

Preemptive rights give current shareholders the opportunity to maintain their current percentage ownership through any subsequent equity offerings. These provisions are no longer common in the United States, and can restrict management’s ability to raise new capital.

The Officers generally will approve the elimination of preemptive rights, but will oppose the elimination of limited preemptive rights, e.g., on proposed issues representing more than an acceptable level of dilution.

Employee Stock Purchase Plan	Approve

Establish 401(k) Plan	Approve

BOARD OF DIRECTORS

The Officers support measures that encourage and enable boards to fulfill their primary responsibility to represent the economic interests of shareholders. While they may take into consideration the specific needs of companies that are in early rapid growth phases, closely held, or in severe financial difficulties, the Officers view strong independent boards as a key protection for shareholder value.

Election of Directors	Case by Case

The Officers support management in most elections. However, they will withhold approval if the Board gives evidence of acting contrary to the best economic interests of shareholders. The Officers will also withhold approval of individual Directors whose remuneration appears to be blatantly excessive and exploitative of the shareholders.

Majority Voting	Approve

Many companies require directors to receive only a plurality of votes. This procedure allows directors to remain on the board even when the majority of votes are withheld. The Officers believe directors should garner at least a majority of the votes in order to serve on the Board.

Classified Board of Directors/Staggered Terms	Oppose

A classified board of directors is one that is divided generally into three classes, each of which is elected for a three-year term, but on a staggered schedule. At each annual meeting therefore, one-third of the directors would be subject to reelection.

The Officers’ belief is that all directors should be subject to reelection on an annual basis to discourage entrenchment, and will most frequently vote against classification and for management and shareholder proposals to eliminate classification of the board.

Occasionally, proposals to classify a board of directors will contain a clause stipulating that directors may be removed only for cause. We will oppose these proposals.

Confidential Voting	Approve

Confidential voting is most often proposed by shareholders as a means of eliminating undue management pressure on shareholders regarding their vote on proxy issues.

Cumulative Voting for Directors	Case by Case

Cumulative voting allocates one vote for each share of stock held times the number of directors subject to election. A shareholder may cumulate his/her votes and cast all of them in favor of a single candidate, or split them among any combination of candidates. Cumulative voting enables minority shareholders to secure board representation.

The Officers generally support cumulative voting proposals. However, they may withhold approval of proposals that further the candidacy of minority shareholders whose interests do not coincide with the Officers’ fiduciary responsibility.

Director Compensation	Case by Case

The Officers believe that compensation for independent outside directors should be structured to align the interests of the directors with those of shareholders, whom they have been elected to represent. To this end, the Officers have a preference toward compensation packages which are based on the company’s performance and which include stock and stock options.

Independent Board Committees	Approve

The Officers believe that a board’s nominating, compensation and audit committees should consist entirely of independent outside directors in order to avoid conflict of interests. The Officers will therefore normally approve reasonable shareholder proposals to that effect; an example of an unreasonable request would be a case where a board consists of only two or three directors.

Majority Independent Board Composition	Approve

The Officers will generally support shareholder proposals requesting that the board consist of majority independent outside directors, as the Officers believe that an independent board faces fewer conflicts and is best prepared to protect shareholder interests.

Separation of Chairman and CEO Positions	Case by Case

The Officers will support shareholder proposals requesting that the positions of chairman and CEO be separated if the board is composed of less than a majority of independent directors.

CORPORATE GOVERNANCE

Adjourn Meeting to Solicit Additional Votes	Oppose

Additional solicitation is costly and could result in coercive pressure on shareholders, who usually have sufficient information in the proxy materials to make an informed decision prior to the original meeting date.

Anti-Greenmail Provision	Approve

Eliminate Shareholders’ Right to Call Special Meeting	Oppose

Increase in Authorized Shares	Case by Case

The Officers approve proposals for increases of up to 100%. The Officers will consider larger increases if a need is demonstrated. The Officers may apply a stricter standard if the company has no stated use for the additional shares and/or has previously authorized shares still available for issue. Additionally, proposals which include shares with unequal voting rights may warrant opposition.

Indemnification of Directors and Officers	Approve

The Officers support the protection of directors and officers against frivolous and potentially ruinous legal actions, in the belief that failure to do so might severely limit a company’s ability to attract and retain competent leadership. The Officers will support proposals to provide indemnification which is limited to coverage of legal expenses.

Liability Insurance of Directors and Officers	Approve

Proposals regarding liability insurance for directors and officers often appear separately from indemnification proposals. The Officers will generally support insurance against liability for acts committed in an individual’s capacity as a director or officer of a company. However, the Officers will withhold approval of proposals which cover breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, willful or negligent conduct in connection with the payment of an unlawful dividend, or any transaction from which the director derived an improper personal benefit.

Prohibit Shareholder Action Outside Meetings	Oppose

Reincorporate	Case by Case

Proposals to reincorporate in another state are most frequently motivated by considerations of anti-takeover protections or cost savings. Where cost savings are the sole issue, the Officers will favor reincorporation.

In cases where there are significant differences in anti-takeover protections, we will vote in favor of reincorporation only if shareholder discretion is not diminished by the change. As state corporation laws are continuously evolving, such determination requires case by case analysis.

Change of Location of Corporate Headquarters	Case by Case

Changes in location of headquarters must have clear economic benefits. Changing the physical location of headquarters to meet the personal geographic or lifestyle preferences of senior executives will be opposed.

Require more than simple majority vote to pass proposals	Oppose

ANTI-TAKEOVER

Blank Check Preferred	Case by Case

These proposals are for authorization of a class of preferred stock in which voting rights are not established in advance, but are left to the discretion of the board of directors on a when issued basis. The authority is generally viewed as affording the board the ability to place a block of stock with an investor sympathetic to management, thereby foiling a takeover bid without reference to a shareholder vote. However, in some cases it may be used to provide management with the flexibility to consummate beneficial acquisitions, combinations or financings.

The Officers oppose these proposals as a transfer of authority from shareholders to the board and a possible entrenchment device. However, if there are few or no other anti-takeover measures on the books and the company appears to have a legitimate financing motive for requesting the authority, or has used blank check preferred stock for past financings, the Officers will approve the proposal.

Differential Voting Power	Oppose

Authorize a class of common having superior voting rights over the existing common or entitled to elect a majority of the board.

Poison Pill Plans	Oppose

Also known as “shareholder rights plans,” involve call options to purchase securities in a target firm on favorable terms. The options are exercisable only under certain circumstances, usually hostile tender offers. These plans are not subject to shareholder vote. However, the shares required to fund the plan must be authorized. Since these shares are generally blank check preferred, we oppose them.

Therefore, these proposals generally only appear on the proxy as shareholder proposals requesting that existing plans be put to a vote. The vote is non-binding. The Officers will vote in favor of shareholder proposals to rescind poison pills.

The Officers’ policy is to examine these plans individually. Most plans will be opposed, however. The Officers will approve most plans which include a “permitted bid” feature. Permitted bid features have appeared in some Canadian poison pill plans. They require shareholder ratification of the pill, stipulate a sunset provision whereby the pill expires unless it is renewed and specify that an all cash bid for all shares that includes a fairness opinion and evidence of financing does not trigger the pill, but forces a special meeting at which the offer is put to a shareholder vote.

Stakeholder Provision	Oppose

Stakeholder provisions introduce the concept that the board may consider the interests of constituencies other than shareholders in the evaluation of takeover offers.

The Officers believe that this concept is inconsistent with public ownership of corporations.

MANAGEMENT COMPENSATION

Golden Parachutes	Case by Case

Golden parachutes provide for compensation to management in the event of a change in control. The Officers view this as encouragement to management to consider proposals which might be beneficial to shareholders, but are very sensitive to excess or abuse.

Pay-for-Performance Plans	Approve

The Omnibus Budget Reconciliation Act requires companies to link executive compensation exceeding $1 million to preset performance goals and submit the plans for shareholder approval in order for such compensation to qualify for federal tax deductions. The law further requires that such plans be administered by a compensation committee comprised solely of outside directors. Because the primary objective of such proposals is to preserve the deductibility of such compensation, the Officers are biased toward approval in order to preserve net income. However, proposals which authorize excessive dilution or provide executives extraordinary windfalls will be opposed. Moreover, when an objectionable plan is coupled with poor performance, the Officers will consider withholding votes from compensation committee members.

OPTION PLANS

The Officers support option plans that provide incentive to directors, managers and other employees by aligning their economic interests with those of the shareholders while limiting the transfer of wealth out of the company. Option plan evaluations are therefore based on the total cost to shareholders and give effect to the incentive aspects of the plan. The Officers are wary of over-dilution or not-insignificant shareholder wealth transfer.

MERGERS, ASSET SALES & CAPITAL RESTRUCTURINGS

In reviewing merger and asset sale proposals, the Officers’ primary concern is with the best economic interests of shareholders. This does not necessarily indicate that the Officers will vote in favor of all proposals which provide a market premium relative to pre-announcement prices. Due to the subjective nature of the value of individual proposals, transaction-specific characteristics or conditions may prevail. Factors affecting the voting decision will likely include transaction consideration relative to intrinsic value, strategic reason for transaction, board approval/transaction history, and financial advisors’ fairness opinions.

OTHER SHAREHOLDER PROPOSALS

For those shareholder-proposed issues that are not covered specifically elsewhere.

Shareholder Proposal Requesting a Yearly Report on Director Attendance at Meetings	Approve

Shareholder Proposal Requesting a Minimum Stock Ownership by Directors	Oppose

Shareholder Proposal to Compensate Directors in Stock	Approve

SOCIAL ISSUES

The Officers receive proxies containing shareholder proposals which address social issues which are varied and tend to shift from year to year. However, the Officers’ philosophy in reviewing social proposals is consistent; that is, they will vote in all cases in the best economic interests of their clients.

II.

PROCEDURES

A.	Instructions to Bank/Broker Custodians

All custodian banks/brokers are to be notified that all proxy voting materials should be forwarded to MIAC upon receipt unless client has other instructions. This notification typically occurs at the time the account is opened at the custodian.

B.	MIAC Administrative Responsibilities for Proxy Voting

MIAC’s Executive Vice President will delegate and oversee the proxy voting process as Proxy Administrator..

(1) Upon notification of an upcoming vote, the Proxy Administrator will create a file with the portfolio company (the “Portfolio Company”) name and meeting date on the tab. All proxies and related materials for this particular Portfolio Company will then be placed in this file until ready to be voted on.

(2) When the Proxy Administrator completes his review of the proxy statement, he will complete the “Proxy Instruction Form” which instructs how to vote and briefly identifies reasons for voting against management, if applicable. The Proxy Administrator who will then vote the proxy.

(3) Each proxy is then cross-referenced by the Proxy Administrator to make sure the shares we are voting on are the actual shares owned for that client.

(4) All proxies received from the same company for all clients will be voted as the original without review by the Proxy Administrator unless specific client circumstances require otherwise.

(5) After the proxy is voted, all Proxy Instruction Forms will be maintained in a separate file.

(6) The Proxy Administrator will review the voting records for each security to ensure that all shares owned are voted.

(7) Copies of each proxy are kept in the above mentioned folder along with a copy of the annual report, Proxy Instruction Form, and other notes related to each company vote.

A.	Treatment of Personal Conflicts of Interest

From time to time, individuals involved in the proxy voting process may have personal relationships with people connected to the Portfolio Company, including (a) individual members of the board of directors, (b) candidates for the board of directors, (c) proponents of proxy proposals, and (d) participants in proxy contests. Such relationships could create a conflict of interest with respect to the voting of a proxy. The following procedures are designed to hand over the proxy voting responsibility to a different Officer or to an Independent Director of MIAC in the event that such conflicts of interest arise in a particular proxy vote.

As part of the initial process in overseeing proxy voting and prior to the voting of any proxy, the Proxy Administrator shall determine whether a personal relationship exists between himself and the following people connected with the Portfolio Company: (a) individual members of the board of directors, (b) candidates for the board of directors, (c) proponents of proxy proposals, and (d) participants in proxy contests. In the event that such a personal relationship exists, the Proxy Administrator shall provide the proxy materials to the President if he does not have a personal conflict of interest or to an Independent Director of MIAC, who shall make the determinations required for voting.